82-34785

04036641

Computershare

Computershare Trust Company of Canada
Sixth Floor
530 – 8th Avenue S.W.
Calgary, Alberta
T2P 3S8
Telephone 403-267-6800
Facsimile 403-267-6529
www.computershare.com

August 19, 2004

Alberta Securities Commission
British Columbia Securities Commission
Saskatchewan Financial Services Commission
The Manitoba Securities Commission
Ontario Securities Commission
L'Autorité des marchés financiers
Nova Scotia Securities Commission
Office of the Administrator, New Brunswick
Securities Commission of Newfoundland
Registrar of Securities, Prince Edward Island
Registrar of Securities, Government of the Yukon Territory
Securities Registry, Government of the Northwest Territories
Nunavut Legal Registry
TSX Venture Exchange

SEC MAIL PROCESSING RECEIVED SEP - 1 2004 WASH. D.C. 185 SECTION

SUPPL

Dear Sirs:

Subject: Rock Energy Inc.

We confirm that the following material was sent by pre-paid mail on August 18, 2004 to the registered shareholders of the common shares of the subject Corporation:

1. Annual Report 2004
2. Notice of Meeting / Information Circular
3. Interim Results for the period ended June 30, 2004
4. Proxy
5. Proxy Return Envelope
6. NI 54-102 Card

PROCESSED
SEP 02 2004
THOMSON FINANCIAL

We further confirm that copies of the above mentioned material together with the NI 54-102 Cards were sent by courier, on August 18, 2004 to each intermediary holding shares of the Corporation who responded to the search procedures pursuant to Canadian Securities Administrators' National Instrument 54-101 regarding shareholder communications.

In compliance with security regulations, we are providing this material to you in our capacity as agent for the subject Corporation.

Yours truly,

"signed by"

Robyn Hall
Mailing Professional
ClientServicesMailings@Computershare.com

dlw 9/2

cc: Rock Energy Inc.
Attention: Simonne Birrell